STATEMENT OF INVESTMENTS

Dreyfus Cash Management

April 30, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit--35.9%	Principal Amount ($)	Value ($)
ABN AMRO Bank N.V. (London) (Yankee)		
2.93% - 3.01%, 8/12/08 - 10/24/08	500,000,000	500,005,572
Allied Irish Banks PLC (Yankee)		
3.24% - 4.94%, 6/5/08 - 6/13/08	980,000,000	980,331,227
American Express Centurion Bank		
2.95% - 4.95%, 6/6/08 - 8/21/08	400,000,000	400,000,000
American Express Company		
3.05% - 4.95%, 6/6/08 - 8/25/08	225,000,000	225,000,000
Bank of Montreal (Yankee)		
3.25%, 7/29/08	80,000,000	80,000,000
Bank of Scotland PLC (Yankee)		
2.72%, 9/10/08	500,000,000	500,000,000
Barclays Bank PLC (Yankee)		
2.68% - 3.05%, 7/25/08 - 10/2/08	675,000,000	675,000,000
Bayerische Hypo-und Vereinsbank AG (Yankee)		
2.90%, 6/2/08	500,000,000	500,000,000
Branch Banking & Trust Co.		
2.88%, 11/5/08	10,000,000	10,000,000
Calyon (Yankee)		
2.75%, 10/6/08	50,000,000	50,000,000
Canadian Imperial Bank of Commerce (Yankee)		
2.90% - 4.43%, 6/30/08 - 9/5/08	1,206,000,000	1,206,000,000
Comerica Inc.		
3.05%, 5/13/08	130,000,000	130,000,000
Credit Suisse (Yankee)		
3.12% - 4.44%, 5/11/08 - 7/3/08	875,000,000 a	875,000,000
DEPFA BANK PLC (Yankee)		
3.04% - 3.06%, 5/5/08 - 5/27/08	200,000,000 b	200,000,000
Fortis Bank (Yankee)		
2.80%, 10/3/08	300,000,000	300,000,000
HSBC USA Inc. (London)		
3.10% - 3.11%, 7/31/08	500,000,000	500,000,000
Santander Central Hispano Finance (Delaware) Inc. (London)		
2.93%, 8/13/08	50,000,000	50,004,270
Societe Generale (London)		
4.53%, 7/7/08	200,000,000	200,000,000
Swedbank (ForeningsSparbanken AB) (Yankee)		
2.81%, 7/3/08	500,000,000	500,000,000
UBS AG (Yankee)		
2.80% - 4.42%, 7/3/08 - 10/8/08	900,000,000	900,000,000
UniCredito Italiano Bank PLC (Yankee)		
4.58%, 7/7/08	250,000,000 b	250,002,273
UniCredito Italiano SpA (Yankee)		
2.80% - 3.75%, 7/17/08 - 10/10/08	550,000,000	550,006,579
Wachovia Bank, N.A.		
4.80%, 5/23/08	125,000,000	125,000,000

Total Negotiable Bank Certificates of Deposit

(cost $9,706,349,921)   **9,706,349,921**

Commercial Paper--36.1%

Alpine Securitization Corp.		
3.10% - 3.17%, 5/13/08 - 5/22/08	320,000,000 b	319,590,967
Amsterdam Funding Corp.		
2.91%, 6/4/08	250,000,000 b	249,315,278
ANZ National (International) Ltd.		
2.72%, 10/14/08	400,000,000 b	395,056,889
ASB Finance Ltd.		
2.74% - 3.08%, 8/14/08 - 11/7/08	420,000,000 b	414,688,208
Atlantic Asset Securitization LLC		
3.12%, 5/16/08 - 5/21/08	360,874,000 b	360,360,134
Atlantis One Funding Corp.		
3.12%, 5/5/08	500,000,000 b	499,827,778
Bank of Ireland		
2.80%, 6/18/08	139,000,000 b	138,484,773
CAFCO LLC		
2.96% - 3.18%, 5/8/08 - 8/12/08	860,500,000 b	858,432,739
Canadian Imperial Bank of Commerce		
2.80%, 10/9/08	100,000,000	98,765,219
Cancara Asset Securitisation Ltd.		
2.72% - 3.30%, 5/1/08 - 6/23/08	325,000,000 b	324,403,750
Chariot Funding LLC		
2.50%, 5/1/08	76,008,000 b	76,008,000
CHARTA LLC		
2.96% - 3.18%, 5/8/08 - 8/12/08	390,000,000 b	387,955,861
CIESCO LLC		
2.96% - 3.20%, 5/22/08 - 8/12/08	450,000,000 b	448,314,401
Citigroup Funding Inc.		
2.83%, 10/7/08	356,000,000	351,613,190
Commerzbank U.S. Finance Inc.		
2.95% - 3.06%, 8/15/08 - 8/20/08	371,000,000	367,623,883
CRC Funding LLC		
3.12% - 3.18%, 5/6/08 - 5/7/08	450,000,000 b	449,783,333
DnB NOR Bank ASA		
3.04% - 4.52%, 7/2/08 - 10/22/08	500,000,000	494,821,167
Fairway Finance Company LLC		
3.22%, 5/14/08	100,000,000 b	99,884,444
FCAR Owner Trust, Ser. I		
3.02% - 4.54%, 6/23/08 - 7/15/08	535,000,000	531,730,667
Gemini Securitization Corp., LLC		
2.87% - 3.12%, 5/27/08 - 6/20/08	145,000,000 b	144,640,972
Gotham Funding Corp.		
2.75% - 2.87%, 5/1/08 - 6/23/08	284,000,000 b	283,391,604
Lehman Brothers Holdings Inc.		
4.35%, 5/16/08	100,000,000	99,821,458
Morgan Stanley		
5.10%, 6/3/08	50,000,000	49,771,979
Royal Bank of Scotland Group PLC		
4.56%, 7/3/08	260,000,000	257,970,700
Scaldis Capital Ltd.		

3.07% - 3.21%, 5/6/08 - 6/10/08	650,000,000 [b]	648,431,389
Swedbank (ForeningsSparbanken AB)		
2.70% - 3.09%, 6/24/08 - 10/20/08	600,000,000	594,939,556
Westpac Banking Corp.		
2.75%, 10/14/08	500,000,000	493,751,944
Windmill Funding Corp.		
2.91% - 3.14%, 5/16/08 - 6/4/08	340,000,000 [b]	339,198,278
Total Commercial Paper		
(cost $9,778,578,561)		**9,778,578,561**

Corporate Notes--7.0%

Barclays Bank PLC		
3.29%, 5/31/08	500,000,000 [a]	500,000,000
Citigroup Funding Inc.		
3.45%, 5/8/09	400,000,000 [a]	400,000,000
Cullinan Finance Ltd.		
2.07%, 5/15/08	200,000,000 [a,b]	199,999,242
Fifth Third Bancorp		
2.91%, 5/24/08	200,000,000 [a]	200,000,000
General Electric Capital Corp.		
2.92%, 5/26/08	100,000,000 [a]	100,000,000
Morgan Stanley		
2.85%, 5/5/08	250,000,000 [a]	250,000,000
Wachovia Bank, N.A.		
3.10%, 5/28/08	250,000,000 [a]	250,000,000
Total Corporate Notes		
(cost $1,899,999,242)		**1,899,999,242**

Promissory Note--.6%

Goldman Sachs Group Inc.		
5.07%, 6/17/08		
(cost $150,000,000)	150,000,000 [c]	**150,000,000**

Time Deposits--6.1%

Dexia Credit Local (Grand Cayman)		
2.37%, 5/1/08	500,000,000	500,000,000
KBC Bank N.V. (Grand Cayman)		
2.50%, 5/1/08	224,000,000	224,000,000
Key Bank U.S.A., N.A. (Grand Cayman)		
2.25%, 5/1/08	413,000,000	413,000,000
Landesbank Hessen-Thuringen Girozentrale (Grand Cayman)		
2.44%, 5/1/08	500,000,000	500,000,000
Total Time Deposits		
(cost $1,637,000,000)		**1,637,000,000**

Repurchase Agreements--16.0%

Banc of America Securities LLC		
2.55%-2.59%, dated 4/30/08, due 5/1/08 in the amount		
of $876,062,442 (fully collateralized by $20,539,594,612		
Corporate Bonds, 0%-10.20%, due 5/1/08-12/10/49,		
value $902,231,208)	876,000,000	876,000,000
BNP Paribas		
2.54%, dated 4/30/08, due 5/1/08 in the amount of		
$300,021,146 (fully collateralized by $305,580,028		
Corporate Bonds, 4.95%-7.875%, due 12/1/09-6/9/47,		

value $309,000,001)	300,000,000	300,000,000
Citigroup Global Markets Holdings Inc.		
2.59%, dated 4/30/08, due 5/1/08 in the amount of		
$50,003,594 (fully collateralized by $261,874,853		
Corporate Bonds, 0%-8.324%, due 1/15/18-8/7/52, value		
$51,500,000)	50,000,000	50,000,000
Deutsche Bank Securities		
2.56%, dated 4/30/08, due 5/1/08 in the amount of		
$356,025,291 (fully collateralized by $409,314,380		
Corporate Bonds, 5.15%-5.914%, due 4/17/30-10/15/49,		
value $366,680,000)	356,000,000	356,000,000
HSBC USA Inc.		
2.54%, dated 4/30/08, due 5/1/08 in the amount of		
$349,024,600 (fully collateralized by $376,598,000		
Corporate Bonds, 3.125%-10.50%, due 6/11/08-6/1/67,		
value $366,230,230)	349,000,000	349,000,000
J.P. Morgan Chase & Co.		
2.56%, dated 4/30/08, due 5/1/08 in the amount of		
$171,012,148 (fully collateralized by $195,499,167		
Corporate Bonds, 7.086%-7.087%, due 7/18/11-12/19/11,		
value $176,130,802)	171,000,000	171,000,000
Merrill Lynch & Co. Inc.		
2.50%-2.59%, dated 4/30/08, due 5/1/08 in the amount		
of $1,197,085,062 (fully collateralized by		
$1,473,080,901 Corporate Bonds, 3.41%-12%, due		
5/15/08-5/15/50, value $1,248,856,953)	1,197,000,000	1,197,000,000
Morgan Stanley		
2.59%, dated 4/30/08, due 5/1/08 in the amount of		
$800,057,500 (fully collateralized by $4,488,846,252		
Corporate Bonds, 0%-15.58%, due 10/15/11-11/15/96,		
value $826,551,602)	800,000,000	800,000,000
UBS Securities LLC		
2.57%, dated 4/30/08, due 5/1/08 in the amount of		
$210,014,977 (fully collateralized by $225,998,000		
Corporate Bonds, 4.85%-7.625%, due 7/26/10-10/15/37,		
value $216,310,427)	210,000,000	210,000,000
Total Repurchase Agreements		
(cost $4,309,000,000)		**4,309,000,000**
Total Investments (cost $27,480,927,724)	**101.7%**	**27,480,927,724**
Liabilities, Less Cash and Receivables	**(1.7%)**	**(469,134,307)**
Net Assets	**100.0%**	**27,011,793,417**

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $7,087,770,313 or 26.2% of net assets.

c   This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 9/21/07 at a cost of $150,000,000. At April 30, 2008, the aggregate value of this security was $150,000,000 representing 0.6% of net assets and is valued at amortized cost.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of April 30, 2008 in valuing the fund's assets carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	27,480,927,724	0
Level 3 - Significant Unobservable Inputs	0	0
Total	27,480,927,724	0

*Other financial instruments are derivative instruments not reflected in the Portfolio of Investments, such as futures, forwards and swap contracts, which are valued at the unrealized appreciation/depreciation on the instrument.